FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June, 2007
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F    X      Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes           No    X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
Notice Regarding Results of Tender Offer by Subsidiary and Subsidiary’s Plan to Make Acquired Company a Subsidiary
Notice Regarding Delisting of The Third Series of Unsecured Convertible Debentures Due 2008

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date June 15, 2007	By	/s/ Hiroshi Kawashimo
(Signature)*

Hiroshi Kawashimo
Deputy Senior General Manager
Global Finance Center
Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Notice Regarding Results of Tender Offer by Subsidiary and Subsidiary’s Plan to Make Acquired Company a Subsidiary

2.	Notice Regarding Delisting of The Third Series of Unsecured Convertible Debentures Due 2008

June 15, 2007

Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First section) and other Stock Exchanges]

Inquiries:
Masahiro Osawa
Managing Director & Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Regarding Results of Tender Offer by Subsidiary and Subsidiary’s Plan to Make
Acquired Company a Subsidiary
Canon Marketing Japan Inc., a subsidiary of Canon Inc., decided at its Board of Directors meeting held on May 16, 2007, to commence the tender offer for shares in, and share warrants of, Argo 21 Corporation (Code: 4692, listed on the first section of the Tokyo Stock Exchange, hereinafter called the “Target Company”) (hereinafter referred to as the “Tender Offer”). The Tender Offer has been conducted from May 17, 2007 through June 14, 2007, the details of which are as described in the attached document.
As a result of the Tender Offer, the Target Company is planned to be a consolidated subsidiary of Canon Inc. and Canon Marketing Japan Inc.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

June 15, 2007
Canon Marketing Japan Inc.
President and CEO: Haruo Murase
TSE Code: 8060
Tokyo (first section) Stock Exchange
Inquires:
Yoshiyuki Matsusaka
Senior General Manager
Communications Headquarters
+81-3-6719-9093
Notice of Results of the Tender Offer for Shares in Argo 21
Corporation, and Transfer of Subsidiary
Please be informed that Canon Marketing Japan Inc. (the “Company”) has conducted a tender offer (hereinafter the “Tender Offer”) from May 17, 2007 for shares in and share warrants of Argo 21 Corporation (Code: 4692, listed on the first section of the Tokyo Stock Exchange (TSE), hereinafter called the “Target Company”), the commencement of which has been decided at a Board of Directors meeting held on May 16, 2007, and has finished the Tender Offer on June 14, 2007.
As a result of the Tender Offer, the Target Company is to become a consolidated subsidiary of the Company.
Details
I. Results of the Tender Offer
   1. Outline of the Tender Offer
    (1) Name and address of bidder and name of Target Company

Name of bidder:	Canon Marketing Japan Inc.
Address of bidder:	16-6, Konan 2-chome, Minato-ku, Tokyo
Name of Target Company:	Argo 21 Corporation
    (2) Types of shares etc. relating to the Tender Offer
Common shares
Share warrants
1)	Share warrants issued on the basis of a resolution passed at the 19th ordinary general shareholders’ meeting on June 24, 2003 (“First Share Warrants”)

2)	Share warrants issued on the basis of a resolution passed at the 21st ordinary general shareholders’ meeting on June 23, 2005 (“Second Share Warrants”)

    (3) Number of shares and other securities to be purchased

Type	1) Number when	2) Extra number
	converted into	when converted
	shares	into shares
Shares	— shares	— shares
Share warrants	— shares	— shares
Corporate bonds with share warrants	— shares	— shares
Depositary receipts for shares ( )	— shares	— shares
Total	— shares	— shares
Note 1:           Shares, etc., to be purchased total 5,800,000 shares. However, the bidder will purchase all the shares, etc., tendered and will not attach any conditions set forth under the Article 27.13.4. of the Securities and Exchange Law.
Note 2:           The maximum number to be purchased under the Tender Offer is an equivalent of 11,455,061 shares of the Target Company. It is derived by deducting the treasury stock held by the Target Company (850,939 shares) from the total outstanding shares (11,551,100 shares) as of Sept. 30, 2006, which was disclosed in the interim financial statement in fiscal 2006 (the 23rd business term) submitted on Dec. 21, 2006, and adding the maximum number of shares of the Target Company (754,900 shares) which may be issued or transferred by exercising the First or the Second Share Warrants (including shares of the Target Company, which were issued or transferred by exercising the First Share Warrants between Dec. 1, 2006 and the submission date of this statement). Based on the interim report for fiscal 2006 (the 23rd business term) filed by the Target Company on Dec. 21, 2006, 3,887 First Warrants and 3,662 Second Warrants, which had not been exercised as of Nov. 30 2006, were treated as 100 shares per warrant, on the basis of the issuance guidelines of each share warrant.
Note 3:           There is no plan to acquire the treasury stock held by the Target Company through the Tender Offer.
Note 4:           The Tender Offer also covers odd lot shares.
Note 5:           The Tender Offer also covers shares of the Target Company, which may be issued or transferred by possibly exercising the First Share Warrants by the closing day of the Tender Offer period.
    (4) Period of the Tender Offer
Thursday, May 17, 2007 — Thursday, June 14, 2007 (21 business days)
    (5) Tender Offer price

Shares Share warrants	1,400 yen per share 1) First Share Warrants 2) Second Share Warrants	1 yen per warrant 1 yen per warrant

2. Results of the Tender Offer
    (1) Success or failure of the Tender Offer
             All shares tendered are to be purchased.
    (2) Shares etc. tendered

Type	1) Number	2) Extra	Number of shares	Number of shares
	when	number when	etc. tendered when	etc. purchased when
	converted	converted	converted into	converted into
	into shares	into shares	shares	shares
Shares	— shares	— shares	8,899,794 shares	8,899,794 shares
Share warrants	— shares	— shares	— shares	— shares
Corporate bonds with share warrants	— shares	— shares	— shares	— shares
Depositary receipts for shares ( )	— shares	— shares	— shares	— shares
Total	— shares	— shares	8,899,794 shares	8,899,794 shares
   (3) Changes in percentages of shareholdings after the purchase

Number of voting rights pertaining to shares, etc., held by the bidder before the Tender Offer	—	(Percentage of shareholding before the Tender Offer 0.00%)
Number of voting rights pertaining to shares, etc. held by parties with special relationship after the Tender Offer	—	(Percentage of shareholding after the Tender Offer 0.00%)
Number of voting rights pertaining to shares, etc. held by the bidder after the Tender Offer	88,997	(Percentage of shareholding after the Tender Offer 83.17%)
Number of voting rights of all shareholders of the Target Company	105,199
Note 1:           The number of voting rights of all the shareholders of the Target Company is the number of voting rights of all the shareholders as of Sept. 30, 2006 (the number of shares per unit is 100 shares), which was disclosed in the interim financial report in fiscal 2006 (the 23rd business term) submitted by the Target Company on Dec. 21, 2006.
Note 2:           In calculation of percentages of shareholdings after the Tender Offer, since odd lot shares were also covered by the Tender Offer, and the voting rights pertaining to odd lot shares of 1,797 (the total number of odd lot shares of 179,800, minus 39 shares held in treasury by the Target Company, leaving 179,761 odd lot shares with voting rights) and the number of voting rights of 5 pertaining to 500 shares held by JASDEC were added to the number of voting rights of all the stockholders of 105,199, written in the above-mentioned interim financial report of the Target Company, and the number of voting rights of all the shareholders was calculated as 107,001.
Note 3:           Percentages of shareholding before and after the Tender Offer were rounded to the nearest hundredth.
   (4) Calculation in case of purchase by the proportional method
        Not applicable.
   (5) Total purchase price      12,460 million yen
   (6) Settlement method
1)	Name and the location of the head office of the securities house, bank, etc. handling the settlement
                   Nomura Securities Co., Ltd.      9-1, 1-chome, Nihonbashi, Chuo-ku, Tokyo Japan
2)	Settlement start date
                   Thursday, June 21, 2007
3)	Settlement method
A notice of purchase under the Tender Offer will be mailed to the address of applicant shareholders, etc. (or the standing agent in the case of a foreign shareholder) without delay after the closing of the Tender Offer.
Purchase will be settled in cash. The bidder agent will remit proceeds pertaining to the sale of shares to the address designated by applicant shareholders or pay at its head office or any domestic branch without delay after settlement begins.
3. Places where copies of the Tender Offer report are made available for public inspection

Canon Marketing Japan Inc. Tokyo Stock Exchange, Inc.	2-16-6 Konan, Minato-ku, Tokyo 2-1 Nihonbashi Kabutocho, Chuo-ku, Tokyo

II. Transfer of Subsidiary
As a result of the Tender Offer, the Target Company is planned to be a consolidated subsidiary of the Company on June 21, 2007.
1. Outline of Subsidiary (as of September 30, 2006)

1)	Company name	Argo 21 Corporation
2)	Title and name of the company representative	President & CEO Kiyochika Ota
3)	Address of the head office	1-15, 6-chome, Kachidoki Chuo-ku, Tokyo, Japan
4)	Date of incorporation	April 18, 1984
5)	Business	Provides architecture, management and maintenance services of information systems
6)	End of fiscal year	March 31
7)	Number of employees
1,220 (consolidated, as of September 30, 2006)
(Note) Employees dispatched to entities outside the Target Company’s Group are included, and employees dispatched from sources outside the Target Company’s Group are excluded.

8)	Main place of business	1-15, 6-chome, Kachidoki Chuo-ku, Tokyo, Japan
9)	Capitalization	3,627,700 thousand yen (as of September 30, 2006)
10)	Number of shares issued	11,551,100 shares (as of September 30, 2006)

		Nomura Research Institute, Ltd	8.65%
		TEPCO SYSTEMS CORPORATION	8.65%
		Yujiro Sato	5.72%
		Japan Trustee Services Bank,Ltd.	5.11%
	Major	The Master Trust Bank of Japan , Ltd.	4.49%
	shareholders and	Employee stock ownership of Argo 21 Corporation	2.16%
11)	the percentages of	Information Services International-DENTSU Ltd.	1.42%
	their	JP Morgan Chase CREF Jasdec Lending Account (standing	1.14%
	shareholdings	agent Bank of Tokyo-Mitsubishi UFJ Ltd.)
		Citibank London SA Stitching Shell pension fund	1.04%
		(standing agent Citibank, N.A. Tokyo Branch)
		Sadamoto Akimoto	0.99%

		(Note 1) Information included in the outline of the Target Company is based on its interim report for fiscal 2006 (the 23rd business term) filed on Dec. 21, 2006.

2. Results for Latest Fiscal Years (Consolidated)
(Thousands of yen, except per share amounts)

Fiscal year	Year ended March 31, 2006	Year ended March 31, 2007
	(22nd business term)	(23rd business term)
Net Sales	22,003,188	24,205,466
Gross profit	5,071,837	5,841,656
Operating income	1,067,418	1,396,170
Ordinary income	1,329,793	1,638,558
Net income	161,126	940,734
Total assets	16,337,100	17,043,515
Net assets	10,807,444	11,565,384
Dividend per share	15.00	20.00

3. Scheduled Transfer Date of Subsidiary          Thursday, June 21, 2007

III. Outlook
1. Expected influence of the Tender Offer on Business Results
The Company is closely examining the influence on the consolidated and non-consolidated earnings forecasts of the Company resulting from making the Target Company a subsidiary.
Should the consolidated and non-consolidated forecasts require revision, it will be disclosed in a timely manner.
2. Policy after the Tender Offer
As a result of the Tender Offer, the Company will become the largest shareholder of the Target Company, holding 77.05% of the Target Company’s total number of issued shares.
If the Company’s shareholding ratio in the Target Company is maintained until the end of the Target Company’s fiscal year (March 31, 2008), the shareholding ratio of the “Special Few,” may meet the delisting criteria set by the TSE. In this case, the Target Company’s stock may be delisted through a prescribed procedure.
At the commencement of the Tender Offer, the Company was planning to study carefully such possibilities as making the Target Company a wholly owned subsidiary through exchange of shares or other means, if the TSE’s delisting criteria was met. Given the result of the Tender Offer, in that the Company’s shareholding ratio exceeds 75%, the possibility that the Target Company may be delisted has increased. The Company will expedite the examination of possible actions, such as making the Target Company a wholly owned subsidiary through exchange of shares or other means, with an eye towards protecting the interests of minority shareholders of the Target Company. Although the specific policy, conditions and other factors are yet to be determined, based on the outcome of our investigation and the Company’s decision on how it will respond, the Company will provide this information in a timely disclosure.

June 15, 2007

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [Tokyo (First section) and other Stock Exchanges]

Inquiries: Masahiro Osawa Managing Director & Group Executive, Finance & Accounting Headquarters +81-3-3758-2111
Notice Regarding Delisting of The Third Series of Unsecured
Convertible Debentures Due 2008
“The Third Series of Unsecured Convertible Debentures Due 2008” (the “Convertible Bonds”) issued by Canon Inc. (the “Company”) on November 24, 1993 has fell under the delisting criteria provided in article 4, section 2, clause 1 of the special rules regarding the securities listing regulations on convertible bonds, and therefore will be delisted as follows:
1.	Reason for the Delisting

Due to advanced conversion of the Convertible Bonds into common stock, the outstanding amount of the Convertible Bonds, which is the total face value of the amount listed, has fell below 300 million yen on June 13, 2007. Since the outstanding amount of the Convertible Bonds falls under the delisting criteria of the Tokyo Stock Exchange and Osaka Securities Exchange, the Convertible Bonds will be delisted from both stock exchanges.

2.	Delisting Date

July 16, 2007
Note: The Convertible Bonds issued by the Company will be assigned to the exchanges’ pre-delisting section from June 16, 2007 to July 15, 2007 where trading can be conducted until July 13, 2007, and delisted on July 16, 2007.

3.	Items in regard to the Convertible Bonds

(1) Name	The Third Series of Unsecured Convertible Debentures Due 2008
(2) Outstanding Amount	177 million yen (as of June 13 , 2007)
(3) Conversion Price	998 yen
(4) Securities Issued	Common stock

Note: Based on a resolution of the Company’s Board of Directors meeting held on May 11, 2006, a stock split has been made on July 1, 2006. Accordingly, from July 1, 2006, the conversion price has been adjusted to 998 yen.

4.	Future handling of the Convertible Bonds

Although the Convertible Bonds will be delisted on July 16, 2007, the date of maturity and the expiry date of the conversion period in regard to the Convertible Bonds are December 19, 2008 and December 18, 2008, respectively. Even after the delisting of the Convertible Bonds, based on prescribed procedures, conversion into listed common stock until the expiry date of the conversion period is possible.